Exhibit 99.1

News Release

For Immediate Release

Stantec announces third quarter 2007 results

EDMONTON AB (November 1, 2007) TSX:STN; NYSE:SXC

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In the third quarter of 2007 gross revenue increased 11.9% to C$235.3 million compared to C$210.2 million for the same period in 2006. Net revenue increased 13.7% to C$207.0 million compared to C$182.0 million and net income was up 5.5% to C$17.4 million from C$16.5 million. Diluted earnings per share were up 5.6% to C$0.38 in the third quarter 2007 compared to C$0.36 in 2006.

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Year-to-date 2007 gross revenue increased 15.2% to C$696.3 million compared to C$604.3 million over the first nine months of 2006. Net revenue increased 16.6% to $615.0 million compared to C$527.3 million while net income increased 12.8% to C$50.3 million compared to C$44.6 million. Diluted earnings per share were up 12.4% to C$1.09 compared to C$0.97 for the same period in 2006.

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In the quarter Stantec completed the acquisition of Trico Engineering Consultants, Inc. in North Charleston, South Carolina adding about 130 employees specializing in civil engineering, surveying, landscape architecture, and planning. The Company also acquired San Francisco firm, Chong Partners Architecture with approximately 175 employees and additional offices in Sacramento and San Diego.

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In addition at the beginning of the fourth quarter Stantec completed the acquisitions of Neill and Gunter, a full service consulting engineering firm with approximately 650 employees primarily located in Fredericton, New Brunswick; Halifax, Nova Scotia; and Portland, Maine along with Woodlot Alternatives, a firm with 65 people also in Portland, Maine.

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Complete Financial Statements, Notes to the Financial Statements, and Management’s Discussion and Analysis will be filed on Sedar (www.sedar.com) and Edgar (www.sec.gov) on November 1, 2007 and are available to download from the investor relations section on www.stantec.com. You may also contact Stantec for a copy of the documents.

"The continuing consistency of our results this quarter reflects the ability of our business model to adapt to changing market conditions throughout North America," says Tony Franceschini, Stantec President & CEO. “While we have experienced a slight slowdown in the Urban Land area we are seeing strong growth in our Industrial and Environment areas and we have a positive outlook for our Transportation and Buildings practices."

Projects awarded to Stantec this quarter demonstrate the Company’s growing service offering and geographic diversity. Stantec was awarded a contract by the City of Anaheim, California to provide on call design services for water and sewer treatment, pipeline, pump station, and reservoir infrastructure projects through to January 2009. In Manitoba and Colorado the Company is providing annual bridge inspections for hundreds of bridges for Manitoba Infrastructure and Transportation and the Colorado Department of Transportation, respectively. In New York City the Buildings group continues to work on the restoration and rehabilitation of the interior of New York City Hall, a historic landmark originally built in 1811, for the New York City Department of City-Wide Administrative Services. This assignment, which follows various projects we have completed at the building since 1998, brings together our expertise in architecture, structural engineering, preservation/restoration, high-definition scanning (a laser survey technology used to create three-dimensional electronic models), and sustainable design consulting and filing for Leadership in Energy and Environmental Design®Existing Building (LEED-EB) certification. In Alberta the Industrial group is providing engineering services for the installation of infrastructure at the Athasbasca Upgrader, a bitumen-processing facility owned by Total E&P Canada Ltd. Drawing on expertise from several of our practice areas, the scope of work will include water management planning and studies; raw water intake and pipeline engineering; wastewater treatment and effluent pipeline engineering; environmental impact assessment submission support; rail logistics and materials handling engineering; the design of administration, control, and fire hall buildings; and access road and administration area studies.

“Our employees continue to execute Stantec’s business strategy by effectively taking advantage of work sharing opportunities and teaming up with experts throughout the Company to win projects and provide value to our clients,” says Franceschini.

The third quarter Conference Call, to be held today at 4:00 PM EDT (2:00 PM MDT), will be broadcast live and archived on Stantec's web site at stantec.com in the Investor Relations section.

Stantec provides professional design and consulting services in planning, engineering, architecture, surveying, economics, and project management. We support public and private sector clients in a diverse range of markets in the infrastructure and facilities sector at every stage, from initial concept and financial feasibility to project completion and beyond. Our services are offered through over 7,500 employees operating out of more than 100 locations in North America. Stantec trades on the TSX under the symbol STN and on the NYSE under the symbol SXC. Stantec is One Team providing Infinite Solutions.

Cautionary note regarding forward-looking statements
This press release contains "forward-looking statements". Some of these statements may involve risks and uncertainties and other factors that may be beyond the control of Stantec and cause actual results to be materially different from those contained in such forward-looking statements. Additional information concerning factors that could cause actual results to materially differ from those in the forward-looking statements is contained in Stantec's filings with the Canadian provincial securities commissions and the United States Securities and Exchange Commission.

Media Contact Jay Averill Media Relations Stantec Tel: 780-917-7441	Investor Contact Don Wilson Sr. VP & CFO Stantec Tel: 780-917-7269

  Continued – Balance Sheet and Income Statement attached

Consolidated Balance Sheets
(Unaudited)
	September 30	December 31
	2007	2006
(In thousands of Canadian dollars)	$	$

ASSETS (note 4)
Current
Cash and cash equivalents	12,021	28,363
Restricted cash	-	1,545
Accounts receivable, net of allowance for doubtful accounts of
$13,558 in 2007 ($7,379 – 2006)	198,969	168,474
Costs and estimated earnings in excess of billings	56,318	39,924
Prepaid expenses	5,312	6,591
Future income tax assets	12,016	9,711
Other assets (note 3)	10,897	8,228

Total current assets	295,533	262,836
Property and equipment	75,720	65,009
Goodwill	252,334	251,491
Intangible assets	21,503	22,819
Future income tax assets	11,198	9,984
Other assets (note 3)	21,546	18,338

Total assets	677,834	630,477

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Bank indebtedness	1,088	-
Accounts payable and accrued liabilities	115,739	107,132
Billings in excess of costs and estimated earnings	35,338	28,721
Income taxes payable	4,719	3,432
Current portion of long-term debt (note 4)	6,254	4,181
Future income tax liabilities	12,180	12,236

Total current liabilities	175,318	155,702
Long-term debt (note 4)	29,714	12,046
Future income tax liabilities	15,563	18,273
Other liabilities (note 5)	38,041	33,561

Total liabilities	258,636	219,582

Shareholders' equity
Share capital	215,238	212,781
Contributed surplus	5,612	5,458
Deferred stock compensation	(118)	(250)
Retained earnings	268,080	217,750
Accumulated other comprehensive income (note 8)	(69,614)	(24,844)

Total shareholders' equity	419,198	410,895

Total liabilities and shareholders' equity	677,834	630,477

See accompanying notes

Consolidated Statements of Income
(Unaudited)

	For the quarter ended		For the three quarters ended
	September 30		September 30
	2007	2006	2007	2006
(In thousands of Canadian dollars, except shares outstanding and
per share amounts)	$	$	$	$

INCOME
Gross revenue	235,381	210,147	696,341	604,258
Less subconsultant and other direct expenses	28,395	28,161	81,356	76,979

Net revenue	206,986	181,986	614,985	527,279
Direct payroll costs	90,714	78,375	268,386	229,410

Gross margin	116,272	103,611	346,599	297,869
Administrative and marketing expenses (notes 7 and 11)	85,121	72,927	257,489	213,751
Depreciation of property and equipment	4,797	4,250	13,125	11,354
Amortization of intangible assets	800	1,599	2,558	4,833
Net interest expense (note 4)	387	432	711	1,814
Share of income from associated companies	(93)	(48)	(187)	(212)
Foreign exchange (gains) losses	(194)	99	(1,290)	(20)
Other income (note 3)	(334)	(147)	(926)	(1,308)

Income before income taxes	25,788	24,499	75,119	67,657

Income taxes
Current	11,211	9,583	26,859	25,204
Future	(2,898)	(1,498)	(2,070)	(2,098)

Total income taxes	8,313	8,085	24,789	23,106

Net income for the period	17,475	16,414	50,330	44,551

Weighted average number of shares outstanding –
basic	45,578,416	45,115,818	45,542,534	45,048,970

Weighted average number of shares outstanding –
diluted	46,252,398	46,011,515	46,168,452	45,960,117

Shares outstanding, end of the period	45,602,754	45,076,781	45,602,754	45,076,781

Earnings per share
Basic	0.38	0.36	1.11	0.99
Diluted	0.38	0.36	1.09	0.97

One Team. Infinite Solutions.